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                              January 22, 2024

       El  as Sacal Cababi
       Chief Executive Officer
       Murano Global Investments Ltd
       F. C. de Cuernavaca 20, 12th floor, Lomas - Virreyes
       Lomas de Chapultepec III Secc
       Miguel Hidalgo, 11000 Mexico City, Mexico, CDMX

                                                        Re: Murano Global
Investments Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed January 12,
2024
                                                            File No. 333-273849

       Dear El  as Sacal Cababi  :

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Form F-4 filed January 12, 2024

       General

   1.                                                   Please update
throughout the prospectus to reflect the most recent extension of the date by which HCM must complete
a business combination.
   2. Please provide a response to comment 14 of our letter dated September 5, 2023 regarding the impact of
shareholder redemptions on your NASDAQ listing.
   3. We note HCM's previous response dated November 16, 2022 to our comment letter dated
                                                        November 15, 2022
regarding HCM's sponsor, officers and directors. With a view toward disclosure, please tell
us whether anyone or any entity associated with or otherwise involved in the
transaction, is, is controlled by, or has substantial ties with a non-U.S.
                                                        person. If so, also
include risk factor disclosure that addresses how this fact could impact your ability to
complete your initial business combination. For instance, discuss the risk to
 El  as Sacal Cababi
Murano Global Investments Ltd
January 22, 2024
Page 2
       investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E.
Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameEl  as Sacal Cababi
                                                            Division of
Corporation Finance
Comapany NameMurano Global Investments Ltd
                                                            Office of Real
Estate & Construction
January 22, 2024 Page 2
cc:       Hugo F. Triaca
FirstName LastName